
MINDS, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____


	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 2,449,738	$ 4,864,414
Accounts Receivable	10,747	-
Prepaid Expenses	75,397	35,611
Intercompany Receivable	1,000	-
TOTAL CURRENT ASSETS	2,536,882	4,900,025
NON-CURRENT ASSETS		
Indefinite Life Intangible Asset- Virtual Currency	156,518	61,739
Security Deposits	5,000	1,000
TOTAL NON-CURRENT ASSETS	161,518	62,739
TOTAL ASSETS	$ 2,698,400	$ 4,962,764


MINDS, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____


	2019	**2018**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	35,879	17,978
Accrued Expenses	67,557	47,917
Payroll Taxes Payable	-	14,356
Deferred Revenue	311,676	224,112
TOTAL CURRENT LIABILITIES	415,112	304,363
TOTAL LIABILITIES	415,112	304,363
SHAREHOLDERS' EQUITY		
Series A-1 Preferred Stock (670,841 shares authorized, issued, and outstanding, $.001 par value)	671	671
Series A-2 Preferred Stock (76,579 shares authorized, issued, and outstanding, $.001 par value)	77	77
Series A-3 Preferred Stock (106,787 shares authorized, issued, and outstanding, $.001 par value)	107	107
Common Stock (5,000,000 shares authorized; 2,000,000 shares issued and outstanding, $.001 par value)	2,000	2,000
Additional Paid in Capital	7,332,793	7,326,805
Accumulated Deficit	(5,052,354)	(2,671,258)
TOTAL SHAREHOLDERS' EQUITY	2,283,294	4,658,402
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,698,400	$ 4,962,764


See accompanying notes.



MINDS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____


	2019	2018
Operating Income		
Advertising Revenue	$ 70,734	$ 95,227
Event Revenue	35,605	-
Hosting Revenue	22,499	24,900
Merchandise Revenue	497	-
Cost of Revenue	(340,925)	(128,137)
Gross Profit	(211,591)	(8,010)
Operating Expense		
Employee Salaries and Benefits	1,124,084	424,516
Contract Labor	620,034	328,887
Professional Services	93,550	158,413
Marketing	113,404	83,336
General and Administrative	71,587	29,851
Rent	46,755	18,664
Travel	35,452	10,332
Non-Capital Equipment	6,371	491
Total Operating Expense	2,111,238	1,054,490
Net Loss from Operations	(2,322,829)	(1,062,499)
Other Income (Expense)		
Impairment Loss on Virtual Currency	(46,174)	(57,016)
Related Party Interest Expense	-	(39,556)
Net Loss	$ (2,369,003)	$ (1,159,072)
Loss Per Share		
Weighted average common shares outstanding- basic and diluted	2,000,000	2,000,000
Net loss per common share- basic and diluted	$ (1.18)	$ (0.58)


See accompanying notes.


MINDS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (2,369,003)	$ (1,159,072)
Changes in Operating assets and liabilities		
Change in Accounts Receivable	(11,747)	-
Change in Prepaid Expenses	(39,786)	(13,727)
Change in Accounts Payable	17,901	3,267
Change in Accrued Expenses	19,640	9,955
Change in Payroll Taxes Payable	(14,356)	14,356
Change in Deferred Revenue	87,565	224,112
Revenue denominated in Virtual Currency, Net of Impairment charges	(94,779)	(61,739)
Non-cash Adjustment to Retained Earnings	(12,092)	(35,839)
Net Cash Flows Used In Operating Activities	(2,416,658)	(1,018,686)
Cash Flows From Investing Activities		
Return (Payment) of Security Deposits	(4,000)	4,830
Net Cash Flows Used in Investing Activities	(4,000)	4,830
Cash Flows From Financing Activities		
Issuance of Stock Based Compensation	5,975	-
Repayments on Line of Credit	-	(738,326)
Proceeds from Issuance of Preferred Stock	-	6,000,003
Net Cash Flows From Financing Activities	5,975	5,261,676
Cash at Beginning of Period	4,864,415	616,595
Net Increase (Decrease) In Cash	(2,414,677)	4,247,820
Cash at End of Period *	$ 2,449,738	$ 4,864,415
Supplemental Disclosure of Cash Flow Information		
Cash Paid for Income Taxes	$ -	$ -
Cash Paid for Interest	$ -	$ 87,463.47

Supplemental Disclosure of Non-Cash Financing Activities

MINDS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Preferred Stock- Series A-1		Preferred Stock- Series A-2		Preferred Stock- Series A-3		Common Stock		Additional	Accumulated Deficit	Total Shareholders'
							Number	Amount	Paid in Capital		Equity
Balance at December 31, 2017	-	$ -	-	$ -	-	$ -	2,000,000	$ 2,000	$ 291,563	$ (1,476,348)	$ (1,182,785)
Stock Compensation											
Issuance of Preferred Stock for Cash	67,081	671							5,999,324		5,999,995
Conversion of SAFE Agreements			76,579	77	106,787	107			1,035,918		1,036,102
Net Loss										(1,194,911)	(1,194,911)
Balance at December 31, 2018	67,081	$ 671	76,579	$ 77	106,787	$ 107	2,000,000	$ 2,000	$ 7,326,805	$ (2,671,258)	$ 4,658,402
Stock Compensation										5,975	5,975
Issuance of Preferred Stock for Cash											
Net Loss										(2,381,095)	(2,381,095)
Balance at December 31, 2019	67,081	671	76,579	77	106,787	107	2,000,000	$ 2,000	$ 7,326,805	$ (5,046,378)	$ 2,283,294

See accompanying notes.